SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For February 2018

Commission File Number 0-28800

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DRDGOLD Limited

1 Sixty Jan Smuts Building, 2nd Floor-North Tower
160 Jan Smuts Avenue, Rosebank
South Africa, 2196

(*Address of principal executive offices*)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☒   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of February 2018, incorporated by reference herein:

Exhibit

99.1   Release dated February 12, 2018, "INTERIM PAYMENT TO EKURHULENI METROPOLITAN COUNCIL".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: February 12, 2018

By: /s/ Riaan Davel

Name: Riaan Davel

Title: Chief Financial Officer

Exhibit 99.1

DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
ISIN: ZAE000058723
NYSE trading symbol: DRD
("**DRDGOLD**" or the "**Company**")

INTERIM PAYMENT TO EKURHULENI METROPOLITAN COUNCIL

In December 2014 DRDGOLD's subsidiary, Ergo Mining Proprietary Limited ("**Ergo**"), instituted motion proceedings in the High Court of South Africa ("**High Court**") against the Ekurhuleni Metropolitan Council ("**EMM**" or the "**Municipality**") and Eskom for an order declaring that:

- the Municipality does not "supply"electricity to Ergo from a "supply main" as contemplated in the Municipality's Electricity By-Laws of 2002 ("**By-Laws**");

- the Municipality is not licensed to supply electricity to Ergo in terms of the Municipality's Temporary Distribution Licence;

- the Municipality is not entitled to render tax invoices to Ergo for the supply and consumption of electricity from the sub-station;

- Ergo is not indebted to the Municipality for the supply and consumption of electricity and is not obliged to tender payment for any amounts claimed in the invoices rendered by the Municipality;

- the Municipality is indebted to Ergo in respect of the surcharges and premiums that were erroneously paid to the Municipality in the *bona fide* and reasonable belief that the Municipality supplied electricity to it; and

- Eskom be compelled to conclude an agreement with Ergo for the supply of electricity to the Ergo Plant.

These proceedings were instituted on the basis *inter alia* that, in the opinion of Ergo, its plant draws power directly from an Eskom sub-station, that EMM does not render any services or possess any infrastructure forming part of the supply to the Ergo Plant, and that nothing in the said By-Laws qualifies EMM as a supplier.

Following the institution of the proceedings, and pending its conclusion, Ergo reduced periodic payments to EMM to the actual Eskom tariff, and net of the municipal surcharges levied by EMM.

In May 2016 and relying on legislatively sanctioned enforcement measures contained in *inter alia* section 95, read with section 97 of the Municipal Systems Act 32 of 2000 ("**Systems Act**"), EMM threatened to discontinue the supply of power to the Ergo Plant unless Ergo paid its "arrears".

Ergo sought and was granted an interdict in the High Court prohibiting EMM from disconnecting supply, on condition that it paid the disputed amount into an attorney's trust account as security for payment to EMM in the event that Ergo failed in the main application. This interdict had the effect that until the High Court gave a final ruling on the items listed above, EMM would be prohibited from enforcing payment of the account "arrears" through the credit control and debt collection mechanisms of the Systems Act.

EMM appealed the granting of the interdict, and on 29 August 2017 the High Court set aside the interdict that prohibits EMM from disconnecting power pending the final hearing of the matter.

Three key aspects of the High Court's ruling involved the application of the "irreparable harm" test, the "absence of an alternative remedy" test and the "balance of convenience" test, all of which are requirements for the granting of an interdict, and which the applicant must establish.

In respect of the first two requirements, the High Court ruled that, in view of the fact that Ergo can institute legal proceedings against EMM for the overpayments it may have made if the main application is determined in its favour, it has an alternative remedy and the harm it is suffering by paying more than it alleges it owes is therefore also not irreparable.

In ruling on the balance of convenience, the High Court held that the withholding of funds is likely to hamper EMM in its constitutional mandate, in that it has the effect of restricting EMM's financial resources, thus, restricting its responsibilities to improve socio-economic developments in its area. The High Court accepted that electricity sales represent one of the main sources of income of EMM to ensure provision of services to all communities throughout its area of jurisdiction and to provide such services in a sustainable manner. Thus the High Court considered the wider social context, as opposed to the narrow commercial interest of a single consumer who is in any event locking-in the disputed funds in a trust account.

Ergo petitioned the Constitutional Court of South Africa ("**Constitutional Court**") to intervene on the basis that it would hold a system that entitles a monopoly supplier to enforce payment of a disputed account by interrupting supply, to be inconsistent with our country's core constitutional values. On 31 January 2018 the Constitutional Court rejected the petition on the basis that it "does not engage the jurisdiction of the Constitutional Court". The Constitutional Court's order was furnished to the parties on 9 February 2018.

As a consequence of this ruling by the Constitutional Court Ergo is obliged to, in order to prevent the discontinuation of electricity supply, pay to EMM the amounts held in trust, an estimated cash payment of R126 million. This payment will reduce DRDGOLD's cash and cash equivalents balance of R295 million as at 31 December 2017. The financial information contained in this announcement has not been reviewed or reported on by the Company's auditors.

The main application has been set down for hearing on 5 December 2018. If this application is successful, Ergo will seek to recover the estimated cash payment of R126 million, all payments made between now and this ruling and a further approximate R42 million in overpayments made prior to December 2015, from EMM.

Johannesburg
12 February 2018

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